Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Three Months Ended March 31,	2006	2005
(dollars in thousands)		Restated
Earnings: Income before provision for income taxes	$199,304	$225,876
Interest expense	254,086	190,509
Implicit interest in rents	4,983	4,588
Total earnings	$458,373	$420,973
Fixed charges: Interest expense	$254,086	$190,509
Implicit interest in rents	4,983	4,588
Total fixed charges	$259,069	$195,097
Ratio of earnings to fixed charges	1.77	2.16

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